UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No.   6    )*


NAME OF ISSUER:  The Diana Corporation

TITLE OF CLASS OF SECURITIES:  Common Stock, $1.00 Par Value

CUSIP NUMBER:  809180-10-2

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS:

               Richard Y. Fisher
               8200 West Brown Deer Road, Suite 200
               Milwaukee, WI  53223
               (414) 355-0037

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  01/16/96

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE l3D


CUSIP No.   809180-10-2                         Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON:  Richard Y. Fisher
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ___
                                                        (b)  X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:  PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  ____.


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER:  822,577

     8.   SHARED VOTING POWER:  27,654

     9.   SOLE DISPOSITIVE POWER:  822,577

     10.  SHARED DISPOSITIVE POWER:  27,654


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:  850,231


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  ____.


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.9%


14.  TYPE OF REPORTING PERSON:  IN

CUSIP No.   809180-10-2                         Page 3 of 4 Pages


          This filing amends and restates the Schedule 13D, as amended, filed by Richard Y. Fisher with respect to his ownership of the Common Stock of The Diana Corporation.


Item 1.   Security and Issuer.

          This amendment relates to the shares of Common Stock, $1.00 par value per share ("Shares"), of The Diana Corporation ("Diana"). The principal executive offices of Diana are located at 8200 West Brown Deer Road, Suite 200, Milwaukee, Wisconsin 53223.

Item 2.   Identity and Background.

          This amendment is being filed by Richard Y. Fisher
("Fisher"). Mr. Fisher's business address is 8200 West Brown Deer Road, Suite 200, Milwaukee, Wisconsin 53223. Mr. Fisher is the
Chairman of the Board of Diana.  He is also a U.S. citizen.

          During the last five years, Mr. Fisher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          In the past, Mr. Fisher has used personal funds in connection with his acquisition of Shares.

Item 4.   Purpose of Transaction.

          Mr. Fisher is Chairman of the Board of Diana.  Mr.
Fisher's ownership or acquisition of Shares could facilitate Mr.
Fisher's continuing ability to exert significant influence or control over Diana.

          Mr. Fisher may, among other things, acquire additional Shares (in open market or privately negotiated transactions or otherwise), receive options, stock or other equity interests directly from Diana as compensation for services or otherwise, or dispose of Shares on terms acceptable to Mr. Fisher from time to time.

          Except as set forth herein, Mr. Fisher has no current plan or proposal with respect to any of the matters set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D, but Mr. Fisher reserves all rights with respect to any future plans or proposals.

CUSIP No.   809180-10-2                         Page 4 of 4 Pages


Item 5.   Interest in Securities of the Issue.

     (a)-(c) Information concerning Mr. Fisher's beneficial ownership of Shares is incorporated herein from Items 7-10, 11 and 13 of the cover page of this amendment.

               An aggregate of 27,654 Shares are owned by Mr. Fisher's spouse or adult children. Mr. Fisher is shown to have shared voting and dispositive power over such shares, but this filing should not be considered an admission that Mr. Fisher is the beneficial owner of such Shares for purposes of
               Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.

               Since the most recent filing of any amendment to
               Schedule 13D, Mr. Fisher acquired (disposed of) the following Shares:

             Number of         Description of           Price
  Date        Shares            Transaction            Per Share

12/05/95      (3,000)      gifted shares                   ---

01/05/96      40,248       5% stock dividend               ---

01/12/96       5,000       Open market purchase of      $13.43
                           Shares by Reporting Person

     (d)-(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issue.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.


Signature

          After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 1, 1996                      /s/ Richard Y. Fisher